Exhibit 2

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
(UNAUDITED)
March 31, 2021

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
(UNAUDITED)
March 31, 2021

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended
	March 31,
	2021	2020
	U.S. dollars in thousands
NET REVENUES	20,575	1,056
COST OF REVENUES	10,253	1,715
GROSS PROFIT	10,322	(659)
RESEARCH AND DEVELOPMENT EXPENSES	7,484	2,765
SELLING AND MARKETING EXPENSES	13,895	9,006
GENERAL AND ADMINISTRATIVE EXPENSES	7,095	4,586
OPERATING LOSS	18,152	17,016
FINANCIAL INCOME	(42)	(214)
FINANCIAL EXPENSES	4,753	355
FINANCIAL EXPENSES, net	4,711	141
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	22,863	17,157

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.05	0.05
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	429,603	352,696

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	March 31,	December 31,
	2021	2020
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	75,972	29,295
Bank deposits	16	17
Financial assets at fair value through profit or loss	—	481
Trade receivables	23,306	28,655
Prepaid expenses and other receivables	4,094	5,521
Inventory	9,270	6,526
	112,658	70,495
NON-CURRENT ASSETS:
Restricted cash	16,158	16,164
Fixed assets	553	511
Right-of-use assets	4,702	5,192
Intangible assets	86,052	87,879
	107,465	109,746
TOTAL ASSETS	220,123	180,241

CURRENT LIABILITIES:
Accounts payable	6,536	11,553
Lease liabilities	1,636	1,710
Allowance for deductions from revenue	22,677	18,343
Accrued expenses and other current liabilities	25,446	24,082
Payable in respect of intangible assets purchase	10,334	17,547
	66,629	73,235

NON-CURRENT LIABILITIES:
Borrowing	82,524	81,386
Payable in respect of intangible assets purchase	13,788	7,199
Lease liabilities	3,391	3,807
Royalty obligation	750	750
	100,453	93,142
TOTAL LIABILITIES	167,082	166,377

EQUITY:
Ordinary shares	1,309	1,054
Additional paid-in capital	354,057	293,144
Accumulated deficit	(302,325)	(280,334)
TOTAL EQUITY	53,041	13,864
TOTAL LIABILITIES AND EQUITY	220,123	180,241

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2021	1,054	293,144	(280,334)	13,864

CHANGES IN THE THREE-MONTHS PERIOD ENDED MARCH 31, 2021:
Share-based compensation to employees and service providers	—	—	872	872
Issuance of ordinary shares, net of expenses	242	57,699	—	57,941
Exercise of options into ordinary shares	13	3,214	—	3,227
Comprehensive loss	—	—	(22,863)	(22,863)
BALANCE AT MARCH 31, 2021	1,309	354,057	(302,325)	53,041

BALANCE AT JANUARY 1, 2020	962	267,403	(208,363)	60,002
CHANGES IN THE THREE-MONTHS PERIOD ENDED MARCH 31, 2020:
Share-based compensation to employees and service providers	—	—	802	802
Comprehensive loss	—	—	(17,157)	(17,157)
BALANCE AT MARCH 31, 2020	962	267,403	(224,718)	43,647

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended
	March 31,
	2021	2020
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(22,863)	(17,157)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	872	802
Depreciation	492	350
Amortization and impairment of intangible assets	1,827	1,076
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	2,639	104
Fair value losses (gains) on financial assets at fair value through profit or loss	6	75
Exchange differences and revaluation of bank deposits	46	(159)
	5,882	2,248
Changes in assets and liability items:
Decrease (increase) in trade receivables	5,349	(501)
Decrease in prepaid expenses and other receivables	1,428	971
Increase in inventories	(2,744)	(885)
Decrease in accounts payable	(5,017)	(999)
Increase in accrued expenses and other liabilities	1,364	6,030
Increase (decrease) in allowance for deductions from revenue	4,334	(331)
	4,714	4,285
Net cash used in operating activities	(12,267)	(10,624)
INVESTING ACTIVITIES:
Purchase of fixed assets	(88)	(242)
Change in investment in current bank deposits	—	3,200
Transactions costs related to purchase of intangible assets	—	(1,183)
Proceeds from sale of financial assets at fair value through profit or loss	475	2,225
Net cash provided by (used in) investing activities	387	4,000
FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net of transaction costs	—	79,345
Proceeds from issuance of ordinary shares, net of issuance costs	57,941	—
Exercise of options into ordinary shares	3,227	—
Repayment of payable in respect of intangible asset purchase	(2,125)	—
Increase in restricted cash	—	(20,000)
Payment of principal with respect to lease liabilities	(383)	(261)
Net cash provided by financing activities	58,660	59,084
INCREASE IN CASH AND CASH EQUIVALENTS	46,780	52,460
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(103)	131
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,295	29,023
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	75,972	81,614
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	19	178
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	1,990	231
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	—	1,575
Long-term borrowings transaction costs	—	1,284

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - GENERAL:

a.	General

1)
RedHill Biopharma Ltd. (the “Company”), incorporated on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company primarily focused on gastrointestinal (“GI”) diseases and infectious diseases.

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, after which the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012 and have been listed on the Nasdaq Global Market (“Nasdaq”) since July 20, 2018.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)
Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. As of the date of approval of these condensed consolidated interim financial statements, the Company commercializes in the U.S., Talicia®, for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company, Movantik®, for the treatment of opioid-induced constipation, and Aemcolo® (rifamycin), for traveler’s diarrhea.

Effective April 1, 2020, RedHill Inc. entered into an exclusive license agreement (the “License Agreement”) with AstraZeneca AB (“AstraZeneca”), granting RedHill Inc. exclusive, worldwide (excluding Europe, Canada) commercialization and development rights to Movantik® (naloxegol). In addition, RedHill Inc. entered into certain related agreements, pursuant to which AstraZeneca provides RedHill Inc. transitional services for an agreed period. See also notes 1a(2) and 16a(5) to the annual financial statements as of December 31, 2020.

3)
Through March 31, 2021, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings of the Company’s securities and borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of all of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

If the Company is unable to out-license, sell or commercialize its therapeutic candidates, generate sufficient and sustainable revenues from its commercial operations, or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research and development or commercialization programs, any of which may have a material adverse effect on the Company’s business, financial condition or results of operations.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

The current COVID-19 pandemic has presented substantial public health and economic challenges around the world and specifically in the Company’s target markets in the U.S., affecting employees, patients, medical clinics, medical diagnosis, communities and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted at this stage. The Company took actions designed to mitigate the potential impact of the COVID-19 pandemic on its business operations and to date, the COVID-19 pandemic has not caused significant disruptions to the supply chain and the Company has sufficient supply on hand to meet U.S. commercial demand.

A number of the Company’s commercial activities have been impacted by the COVID-19 pandemic, including some launch sales and marketing activities for Talicia® for H. pylori infection and significant impact on sales of Aemcolo® for travelers’ diarrhea.

Although no major disruptions, other than manageable impact on its development and commercial activities, the Company continues to assess the potential impact of the COVID-19 pandemic on its business and operations, including on its sales, expenses, supply chain, financial resources, and clinical trials.

b.	Approval of the condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on May 26, 2021.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

The Company’s condensed consolidated interim financial statements for the three months ended March 31, 2021 (the "Condensed Consolidated Interim Financial Statements"), have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2020, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three months ended March 31, 2021, are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2020.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 - SIGNIFICANT EVENTS DURING THE CURRENT REPORTING PERIOD:

a.	Movantik® License Agreement amendment

In connection with the agreements mentioned in note 1a(2) above, in April 2020, RedHill Inc. made an upfront payment of $52.5 million to AstraZeneca. Under the terms of the License Agreement, as amended on July 14, 2020, RedHill Inc. agreed to pay a further noncontingent payment of $15.5 million in December 2021. On March 11, 2021, RedHill Inc and AstraZeneca signed an amendment to the License Agreement. Pursuant to which, the $15.5 million payment due in December 2021 will be adjusted to gradual payments starting in March 2021 and ending in December 2022, totaling $16 million. The amendment is not considered a substantial modification of the terms and resulted in an adjustment of approximately $0.5 million in the carrying amount of the Payable in respect of intangible assets purchase, and a corresponding charge in the statements of comprehensive loss, under financial expenses.

b.
During the three months ended March 31, 2021, the Company issued 7,836,209 and 428,421 ADSs for net proceeds of approximately $58 million from underwritten offerings and $3 million from options exercises, respectively.

c.
On February 22, 2021, Aether Therapeutics Inc., filed a complaint against the Company in the United States District Court for the District of Delaware ("Aether Litigation"). The complaint asserts that the Company's marketing of the Movantik® product infringes U.S. Patent No’s. 6,713,488, 8,748,448, 8,883,817 and 9,061,024 held by Aether Therapeutics Inc., or the Aether Patents. Aether has asserted the Aether Patents against other entities previously involved in the marketing of the Movantik® product. The complaint requests customary remedies for patent infringement, including (i) a judgment that the Company has infringed, contributed to and induced infringement of the Aether patents, (ii) damages, (iii) attorneys’ fees and (iv) costs and expenses. the Company intends to vigorously defend itself against these claims. Given the early stage of the Aether Litigation, the Company is unable to predict the likelihood of success of the claims of Aether Therapeutics Inc. or to quantify any risk of loss.

NOTE 4 – ALLOWANCE FOR DEDUCTIONS FROM REVENUE:

The following table shows the movement of the allowance for deductions from revenue:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2021	16,380	1,963	18,343
Increases	17,804	460	18,264
Decreases (utilized)	(13,028)	(243)	(13,271)
Adjustments	(659)	-	(659)
As of March 31, 2021	20,497	2,180	22,677

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2020	1,001	266	1,267
Increases	252	392	644
Decreases (utilized)	(223)	(8)	(231)
Adjustments	(82)	-	(82)
As of March 31, 2020	948	650	1,598

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 5 - SHARE-BASED PAYMENTS:

 The following is information on options granted during the three months ended March 31, 2021:

Number of options granted
	According to the Award Plan				Fair value of
	of the Company				options on date of
	Other than to			Exercise price for 1	grant in U.S. dollars in thousands
Date of grant	directors (1)	To directors (1)(2)	Total	ADS ($)	(1)(2)
March 2021	40,500	—	40,500	9.44	151

1)
The options will vest as follows: for directors, employees and consultants of the Company and the Company's subsidiary who had provided services exceeding one year as of the grant date, options will vest in 16 equal quarterly installments over a four-year period. For directors, employees and consultants of the Company and the Company's subsidiary who had not provided services exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments. During the contractual term, the options will be exercisable, either in full or in part, from the vesting date until the end of 10 years from the date of grant.

2)
The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: exercise price of the Company's ADS: $9.44, expected volatility: 64.05%, risk-free interest rate: 1.73% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

NOTE 6 - NET REVENUES:

	Three Months Ended March 31,
	2021	2020
	U.S dollars in thousands
Movantik® revenues	18,898	—
Other products	1,677	1,056
	20,575	1,056

NOTE 7 - FINANCIAL INSTRUMENTS:

a.	Fair value hierarchy

The Company's financial assets as of December 31, 2020, measured at fair value, are at level 1. The Company has no liabilities measured at fair value in the reported periods.

During the reported periods, there were no transfers of financial assets between Levels 1, 2, or 3 fair value measurements.

b.	The carrying amount of cash equivalents, bank deposits, restricted cash, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

The fair value of the borrowing and Payable in respect of intangible assets purchase is approximately $103 million and $27 million as of March 31, 2021, respectively.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
NOTE 8 - SEGMENT INFORMATION:

The Company has two segments, Commercial Operations and Research and Development. The following table presents net revenues and operating loss for the Company's segments for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021
	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands
Net revenues	20,575	—	20,575
Operating loss	8,515	9,637	18,152

	Three Months Ended March 31,
	2020
	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands
Net revenues	1,056	—	1,056
Operating loss	12,076	4,940	17,016

NOTE 9 - EVENT SUBSEQUENT TO MARCH 31, 2021:

a.
On April 26, 2021, the Company has filed with the SEC a schedule tender offer to exchange 2,805,281 of its options for the Company’s ADSs with new 2,805,281 options for the Company’s ADSs (the “New Options”). The New Options will have lower exercise prices than in the original options, as stipulated in the terms and conditions filed in the exchange offer.

The incremental compensation expense to be recognized by the Company will be measured as the excess of the fair value of each award of New Option granted, measured as of the date the New Options are granted, over the fair value of the options cancelled in exchange for the New Options, measured immediately prior to the cancellation. The Company will recognize any such incremental compensation expense related to the vested options immediately.

b.
On April 28, 2021, the BoD approved a grant of options to purchase 2,121,296 ADSs to employees, consultants and advisory board members of the Company and RedHill Inc. The estimated fair value of the options on the grant date was approximately $8.5 million.

On the same date, the BoD also approved, subject to the approval of a general meeting of the Company’s shareholders, a grant of options to purchase 110,000 and 115,485 ADSs to the Company’s CEO and members of the BoD, respectively.